Exhibit (e)(13)

BY CLICKING ACCEPT OR ELECTRONICALLY ACCEPTING THIS OPTION AGREEMENT VIA A LINK TO THE COMPANY’S WEBSITE, YOU ACKNOWLEDGE AND AGREE THAT YOU HAVE READ, FULLY UNDERSTOOD AND AGREE TO THE TERMS AND CONDITIONS OF THIS OPTION AGREEMENT (INCLUDING ANY COUNTRY-SPECIFIC APPENDIXES THERETO), THE APPLICABLE OPTION PLAN AND ANY OTHER GRANT MATERIALS PROVIDED TO YOU WITH RESPECT TO YOUR OPTIONS.

DATED August 8th 2013

Between

AVG Technologies N.V.

and

Mr. Gary Kovacs

AGREEMENT FOR OPTIONS ON SHARES

AVG TECHNOLOGIES N.V.

OPTION AGREEMENT

THIS OPTION AGREEMENT (this “Agreement”) is entered into by and between:

1.	AVG TECHNOLOGIES N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) at Amsterdam, The Netherlands, its registered office at Gatwickstraat 9-39, 1043 GL Amsterdam, The Netherlands, and registered with the commercial register of the Chamber of Commerce (Kamer van Koophandel) for Amsterdam under number 52197204 (the “Company”); and

2.	GARY KOVACS, born [XXX] on [XXX] residing [XXX] with a Canadian passport with number [XXX] (the “Optionee”).

The Company and the Optionee hereinafter jointly and individually referred to as “Parties” respectively “Party”.

WHEREAS

A.	As at June 30, 2010, the general meeting of shareholders of the Company has approved and adopted an option plan with respect to the grant of options for shares in the capital of the Company, this option plan as amended and restated from time to time hereinafter referred to as the “Option Plan”, attached hereto as Annex 1, forming an integral part of this Option Agreement.

B.	Pursuant to the Option Plan and any applicable country-specific appendix attached hereto, forming an integral of this Option Agreement, options may be granted to the Optionee for Shares.

C.	The Company and the Optionee wish to confirm and put down in writing the terms and conditions of the grant of certain options to the Optionee.

D.	No performance criteria shall apply to the options granted under this Agreement.

NOW THEREFORE the Parties declare and agree as follows:

1	Definitions

Unless otherwise defined herein, capitalized terms used herein shall have the meaning ascribed to them in the Option Plan and/or any applicable country-specific appendix attached hereto.

2	Grant of Option

2.1	Subject to the general meeting of shareholders of the Company approving the grant of options for shares in the capital of the Company to the Optionee, the Company hereby grants to the Optionee and the Optionee hereby accepts options to acquire Four Hundred Thousand (400,000) Shares (the “Options”) at an Option Price, equal to the closing price of the Company’s shares in USD on the NYSE on the date of the general meeting of shareholders of the Company approving the grant of the Options, per Share subject to the terms, definitions and provisions of this Agreement, the Option Plan and any applicable country-specific appendix attached hereto.

2.2	If and for so long as the Shares are listed on a securities exchange where they are traded in a currency other than in USD (such other currency the “relevant currency”), the Company’s supervisory board (the “Supervisory Board”) may determine that the Option Price shall be the equivalent from time to time in the relevant currency (using an exchange rate selected by the Supervisory Board acting in good faith) of the Option Price set forth in Article 2.1.

3	Vesting and exercise of Options

3.1	Subject to the Optionee’s continued service to the Company or one of its Subsidiaries, as applicable, the Options will vest over a period of four years. The vesting period for the Options starts on 25 July 2013 (the “Start Date”). 25% of the Options will vest on the first anniversary of the Start Date. The remaining 75% of the Options will then vest quarterly, in equal proportions at the end of the quarter, over the following twelve quarters.

3.2	Except as provided below, upon the occurrence of a Termination of Employment Event with respect to an Optionee, the Optionee’s Options shall terminate or continue to be exercisable as set forth in Sections 7 and 8 of the Option Plan. Notwithstanding the foregoing, if Optionee’s employment is terminated after the first anniversary of the Start Date at the Company’s initiative, excluding Termination for Cause, then any Options (under this Option Agreement) that would have vested within six months of the date of termination will vest on the 60th day following the date of termination subject to Optionee’s execution of a valid release of claims in accordance with Section 4.4(b) of his Employment Agreement. If Optionee’s employment is terminated 18 months or more after the Start Date at the Company’s initiative, excluding Termination for Cause, then any Options (under this Option Agreement) that would have vested within twelve months of the date of termination will vest on the 60th day following the date of termination subject to Optionee’s execution of a valid release of claims in accordance with Section 4.4(b) of his Employment Agreement.

3.3	The Options can only be exercised as set forth in the Option Plan and any country-specific appendix attached hereto and may not be exercised after the tenth anniversary of the date of grant (the “Expiration Date”).

4	Binding Agreement

The terms of this Agreement shall be binding upon the executors, administrators, heirs, successors and assignees of the Optionee.

5	Payment and delivery

5.1	Subject to the provisions of the Option Plan and the country-specific appendix attached hereto delivery of Shares issuable upon exercise of vested Options shall be effected by an instrument intended for such purpose, against payment of the applicable Option Price for such Shares by the Optionee in cash or in such other manner as is agreed by the Supervisory Board as set forth in the Option Plan.

5.2	Upon the occurrence of a Liquidity Event, the Options may vest and/or terminate as determined by the Supervisory Board in its sole discretion as set forth in Section 9 of the Option Plan. In addition to the foregoing, if a Liquidity Event occurs at least six months after the Start Date, 50% of any unvested Options (under this Option Agreement) will vest immediately upon the effective date of the Liquidity Event provided Optionee is employed by the Company or a Subsidiary on such date. If Optionee is employed by the Company or a Subsidiary twelve months following a Liquidity Event, all remaining unvested Options (under this Option Agreement) will vest immediately.

6	Transferability, Lock-up Period

6.1	The Options may not be sold, assigned, transferred, pledged, mortgaged or otherwise disposed of unless otherwise set forth in the Option Plan.

6.2	Transferability of Shares issued under the Option Plan may, for a period not exceeding one year from the date of closing of a listing, be made subject to such restrictions as the Supervisory Board, or the underwriters in the listing acting with the approval of the Supervisory Board, may deem appropriate.

7	Taxes, Costs

7.1	The administrative costs involved with the exercise of the Options and/or the issuance of the Shares pursuant to this Agreement including the determination of the Option Price or the Fair Market Value of the underlying Shares shall be borne by the Company. In the event of a dispute over these administrative costs, the costs will be borne equally by the Optionee and the Company.

7.2	All other costs, including Tax-Related Items (as defined below), are for the account of the Optionee.

7.3	The Optionee acknowledges that, regardless of any action taken by the Company or, if different, the Optionee’s employer (the “Employer”), the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Optionee’s participation in the Plan and legally applicable to the Optionee (“Tax-Related Items”), is and remains the Optionee’s responsibility and may exceed the amount actually withheld by the Company or the Employer. The Optionee further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Options, including, but not limited to, the grant, vesting or exercise of the Options, the subsequent sale of Shares issued pursuant to such exercise and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Options to reduce or eliminate the Optionee’s liability for Tax-Related Items or achieve any particular tax result. Further, if the Optionee is subject to Tax-Related Items in more than one jurisdiction between the Start Date and the date of any relevant taxable or tax withholding event, as applicable, the Optionee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

7.4	Prior to the relevant taxable or tax withholding event, as applicable, the Optionee agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, the Optionee confirms that he has granted the Company and/or the Employer, or their respective agents, at their discretion an irrevocable power of attorney, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:

(i)	withholding from the Optionee’s wages or other cash compensation due to the Optionee by the Company and/or the Employer; or

(ii)	withholding from proceeds of the sale of Shares issued following a cashless exercise of the Options either through a voluntary sale or through a mandatory sale arranged by the Company (on the Optionee’s behalf pursuant to this authorization) without further consent; or

(iii)	requiring the Optionee to pay any Tax-Related Items to the Company and/or the Employer by cash or check.

8.5	Depending on the withholding or payment method used to satisfy the Tax-Related Items, the Company and/or the Employer may withhold or account for Tax-Related Items by considering the applicable withholding rates, including maximum applicable rates, in which case the Optionee will receive a refund of any over-withheld amount in cash and the Optionee will have no entitlement to the Share equivalent.

8.6	Finally, the Optionee agrees to pay to the Company and/or the Employer, any amount of Tax-Related Items that the Company and/or the Employer may be required to withhold or account for as a result of the Optionee’s participation in the Option Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if the Optionee fails to comply with his obligations in connection with the Tax-Related Items.

8	No employment condition

The Optionee explicitly acknowledges that his participation in the Option Plan does not constitute remuneration for any employment activity. The Optionee confirms that the grant of the Options and the issuance of the Shares are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, and/or service payments, bonuses, long service awards, pension or retirement benefits or similar payments.

9	Nature of Grant

In accepting the Options, the Optionee acknowledges, understands and agrees that:

(i)	the Option Plan is established voluntarily by the Company, it is discretionary in nature, and may be amended, suspended or terminated by the Company at any time;

(ii)	the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted in the past;

(iii)	all decisions with respect to future Options or other grants, if any, will be at the sole discretion of the Company;

(iv)	the grant of the Option and the Optionee’s participation in the Option Plan shall not create a right to employment or be interpreted as forming an employment or service contract with the Company, the Employer or any Subsidiary, and shall not interfere with the ability of the Company, the Employer or any Subsidiary, as applicable, to terminate the Optionee’s employment or service relationship (if any);

(v)	the Optionee is voluntarily participating in the Option Plan;

(vi)	the Options and any Shares of issued under the Option Plan are not intended to replace any pension rights or compensation;

(vii)	the future value of the Shares underlying the Options is unknown and indeterminable;

(viii)	if the underlying Shares do not increase in value, above the Option Price, the Options will have no value;

(ix)	if the Optionee exercises the Options and Shares are issued, the value of such Shares may increase or decrease in value, even below the Option Price;

(x)	no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from the occurrence of a Termination of Employment Event (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Optionee is employed or the terms of the Optionee’s employment agreement, if any), and in consideration of the grant of the Options to which the Optionee is otherwise not entitled, the Optionee irrevocably agrees never to institute any claim against the Company, any of its Subsidiaries or the Employer, waives his ability, if any, to bring any such claim, and releases the Company, its Subsidiaries and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Option Plan, the Optionee shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim;

(xi)	unless otherwise provided in the Option Plan or by the Company in its discretion, the Option and the benefits evidenced by this Agreement do not create any entitlement to have the Option or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the shares of the Company; and

(xii)	the Optionee acknowledges and agrees that neither the Company, the Employer nor any Subsidiary shall be liable for any foreign exchange rate fluctuation between the Optionee’s local currency and the United States Dollar that may affect the value of the Options or of any amounts due to the Optionee pursuant to the exercise of the Option or the subsequent sale of any Shares issued upon exercise.

10	No Advice Regarding Grant

The Company is not providing any tax, legal, securities, insider trading, financial or other advice, nor is the Company making any recommendations regarding the Optionee’s participation in the Option Plan, or the Optionee’s acquisition or sale of the underlying Shares. The Optionee is hereby advised to consult with his own personal tax, legal and financial advisors regarding his participation in the Option Plan before taking any action related to the Option Plan.

The Optionee is subject to and should be aware of the Company’s insider-trading policy and related applicable laws.

11	Data privacy

By signing this Agreement, the Optionee hereby explicitly and unambiguously consents to the collection, use, processing and transfer, in electronic or other form, of the Optionee’s personal data as described in this Agreement and any other Option grant materials by and among, as applicable, the Company, its Subsidiaries and/or the Employer for the purpose of implementing, administering and managing the Optionee’s participation in the Option Plan. The Optionee understands that the Company, its Subsidiaries and/or the Employer may hold certain personal information about the Optionee, including, but not limited to, the Optionee’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all Options or any other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding or paid in the Optionee’s favor (“Data”), for the purpose of implementing, administering, managing or maintaining the Option Plan. The Optionee understands that Data may be transferred to Global Shares, Morgan Stanley Smith Barney (“MSSB”), Collins Stewart or other broker or third party service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Option Plan. The Optionee understands that the recipients of the Data may be located in the European Economic Area or elsewhere, and that the recipient’s country (e.g., the United States) may have different data privacy laws and protections than the Optionee’s country. The Optionee understands that he may request a list with the names and addresses of any potential recipients of the Data by contacting the stock plan service provider or General Counsel. The Optionee authorizes the Company, Global Shares, MSSB, Collins Stewart or other broker or third party service provider selected by the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Option Plan to receive, possess, use, process, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering, managing and maintaining the Optionee’s participation in the Option Plan. The Optionee understands that Data will be held as long as is necessary to implement, administer, manage and maintain the Optionee’s participation in the Option Plan. The Optionee understands that he may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the stock plan service provider or General Counsel. Further, the Optionee understands that he is providing the consents herein on a purely voluntary basis. If the Optionee does not consent, or if the Optionee later seeks to revoke his consent, his employment status or service and career with the Company and/or Employer will not be adversely affected; however, refusing or withdrawing the Optionee’s consent may result in the Company not being able to grant the Optionee Options or other equity awards or administer or maintain such awards. Therefore, the Optionee understands that refusing or withdrawing his consent may affect the Optionee’s ability to participate in the Option Plan. For more information on the consequences of the Optionee’s refusal to consent or withdrawal of consent, the Optionee understands that he may contact the stock plan service provider or General Counsel.

12	Notices

Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other Parties):

AVG Technologies N.V.

Address:	Gatwickstraat 9-39,
1043 GL Amsterdam, The Netherlands
Telephone no:	+31 20 522 6210
Fax no:	+31 20 522 6211
Attention:	the management board

Optionee
Address:	[XXX]
Telephone no:
Email:	[XXX]

13	Release

Optionee hereby agrees that, in consideration for the grant of the Options, the Optionee hereby releases and discharges the Company, and its present, former and future successors, assigns, representatives, agents, affiliates, officers, directors, direct or indirect shareholders or employees, and any affiliates of any of the foregoing, from any and all actions, causes of actions, claims, suits, obligations, penalties, costs, losses, interest, expenses, liabilities, damages, punitive damages, contracts, agreements, promises and demands of any kind whatsoever, whether existing or contingent, known or unknown, which may have arisen prior to the date hereof with respect to the Company or any of its affiliates, in connection with the Options and the underlying Shares, or in general in connection with the grant of the Options to the Optionee.

14	Applicable Law. Disputes. Domicile

14.1	This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

14.2	All disputes relating to this Agreement shall be submitted exclusively to the competent court of law in Amsterdam, The Netherlands.

14.3	The Optionee hereby elects domicile with respect to all matters arising out of or relating to this Agreement at the Optionee’s most recent address as shown from time to time in the personnel or other records of the Company or its Subsidiaries.

15	Gender

Words of any gender used in this Agreement shall be held and construed to include any other gender, unless the context requires otherwise.

16	Compliance with Law

Notwithstanding any other provision of the Option Plan or this Agreement, unless there is an available exemption from any registration, qualification or other legal requirement applicable to the Shares, the Company shall not be required to deliver any Shares issuable upon exercise of the Options prior to the completion of any registration or qualification of the Shares under any local, state, federal or foreign securities or exchange control law or under rulings or regulations of the U.S. Securities and Exchange Commission (“SEC”), the Dutch Autoriteit Financiële Markten (“AFM”) or of any other governmental regulatory body, or prior to obtaining any approval or other clearance from any governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Optionee understands that the Company is under no obligation to register or qualify the

Shares with the SEC, the AFM or any securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. Further, the Optionee agrees that the Company shall have unilateral authority to amend the Option Plan and the Agreement without the Optionee’s consent to the extent necessary to comply with securities or other laws applicable to issuance of Shares.

17	Electronic Delivery and Acceptance

The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Option Plan by electronic means. The Optionee hereby consents to receive such documents by electronic delivery and agrees to participate in the Option Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

18	Language

If the Optionee has received any explanation or translation of this Agreement, or any other document related to the Options and/or the Option Plan translated into a language other than English and if the explanation or meaning of the translated version is different than the English version, the English version of the Agreement will control.

19	Partial Invalidity and Compliance

If any one or more of the provisions in this Agreement or any portion thereof shall be invalid, illegal, or unenforceable in any respect, this Agreement shall be ineffective only as to such portion and only to the extent of such invalidity, illegality or unenforceability, and such invalidity, illegality or unenforceability, shall not in any way affect or impair the validity, legality and enforceability of any other provision contained herein. The Parties agree that each of them shall endeavor in good faith to replace any such invalid, illegal or unenforceable provision(s) (or such portions thereof) with valid, legal and enforceable provisions the economic effect of which is as close as possible to that of the invalid, illegal or unenforceable provision(s).

20	Appendix

Notwithstanding any provisions in this Agreement, the Option grant shall be subject to any special terms and conditions set forth in any country-specific appendix to this Agreement (“Appendix”) for the Optionee’s country. Moreover, if the Optionee relocates to one of the countries included in the Appendix, the special terms and conditions for such country will apply to the Optionee, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons.

21	Interpretation

The Appendix constitutes part of this Agreement. In the event of any inconsistency between the Appendix and the Agreement, the Appendix shall control, and in all instances, the Plan terms shall govern and control the Agreement and Appendix.

22	Imposition of Other Requirements

The Company reserves the right to impose other requirements on the Optionee’s participation in the Option Plan, on the Options and on any Shares purchased upon exercise of the Options, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Optionee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

23	Waiver

The Optionee acknowledges that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Optionee or any other Nominees.

24	Entire Agreement

This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter of this Agreement and supersedes and replaces all previous agreements, arrangements, understandings, rights, obligations and liabilities between the Parties in respect of such matters.

25	Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered by one or more of the Parties to this Agreement is an original, but all the counterparts together constitute the same document.

ANNEX 1

OPTION PLAN

APPENDIX TO

AVG TECHNOLOGIES N.V.

OPTION AGREEMENT

Terms and Conditions

This Appendix includes additional terms and conditions that govern the Options granted to the Optionee under the Option Plan if he or she is in one of the countries listed below. Certain capitalized terms used but not defined in this Appendix have the meanings set forth in the Option Plan and/or the Agreement.

Notifications

This Appendix may also include information regarding exchange controls and certain other issues of which the Optionee should be aware with respect to his participation in the Option Plan. The information is based on the securities, exchange control, and other laws in effect in the respective countries as of April 2013. Such laws are often complex and change frequently. As a result, the Company strongly recommends that the Optionee not rely on the information in this Appendix as the only source of information relating to the consequences of the Optionee’s participation in the Option Plan because the information may be out of date at the time the Optionee exercises the Option or sells Shares acquired under the Option Plan.

In addition, the information contained herein is general in nature and may not apply to the Optionee’s particular situation, and the Company is not in a position to assure the Optionee of a particular result. Accordingly, the Optionee is advised to seek appropriate professional advice as to how the relevant laws in his country may apply to the Optionee’s situation.

Finally, if the Optionee is a citizen or resident of a country other than the one in which he is currently working, or is considered a resident of another country for local law purposes, or if the Optionee transfers employment and/or residency to another country after the Options have been granted, the notifications contained herein may not be applicable in the same manner. In addition, the Company shall, in its sole discretion, determine to what extent the terms and conditions included herein will apply under these circumstances.

AUSTRALIA

Terms and Conditions

Vesting of the Options

This provision supplements Section 3.1 of the Agreement.

25% of the Options will vest on the first anniversary of the Start Date. The remaining 75% of the Options will then vest annually, in equal proportions on the second, third and fourth anniversaries of the Start Date, over the following three years.

Exercise of the Options

This provision supplements Section 3 of the Agreement.

If the Options vest when the Fair Market Value per Share is equal to or less than the Option Price (i.e., the Options are “underwater” on the vesting date), the Optionee shall not be permitted to exercise the vested Options. Due to tax laws in Australia, if the Options are underwater on any vesting date, the vested Options may be exercised only once the Fair Market Value per Share has exceeded the Option Price for a period of ten consecutive trading days. Furthermore, notwithstanding the Expiration Date set forth in the Agreement, this Options shall automatically expire in the event that the Options have not become exercisable pursuant to the preceding sentence within six years and 11 months following the date of grant. For the avoidance of doubt, this entire provision applies equally to any unvested Options held by the Optionee if the Optionee transfers to Australia after the grant of the Options, unless otherwise determined by the Company in its sole discretion.

Notifications

Securities Law Information

If the Optionee acquires Shares pursuant to the Options and offers the Shares for sale to a person or entity resident in Australia, such offer may be subject to disclosure requirements under Australian law. The Optionee should obtain legal advice as to his or her disclosure obligations prior to making any such offer.

CANADA

Terms and Conditions

Payment and delivery

This provision supplements Article 5.1 of the Agreement:

Notwithstanding anything in Section 8 of the Option Plan, due to legal restrictions in Canada, the Optionee is prohibited from tendering Shares that he or she already owns to pay the Option Price or any Tax-Related Items in connection with the Option.

Vesting and exercise of Options

The following provision supplements Article 3.2 of the Agreement:

For purposes of the Options, in the event of an occurence of a Termination of Employment Event, the Optionee’s right to receive the Options and vest under the Plan, if any, will terminate and the Optionee’s right, if any, to exercise the Options will be measured from the earlier of: (a) the date of the occurence of the Termination of Employment Event; (b) the date the Optionee receives notice of the Termination of Employment Event, regardless of any notice period or period of pay in lieu of such notice required under any employment law in the country where the Optionee resides (including, but not limited to, statutory law, regulatory law and/or common law) even if such law is otherwise applicable to the Optionee’s employment benefits from the Employer; or (c) the date of which the Optionee is no longer actively employed by or actively providing services to the Company or the Employer. The Administrator shall have exclusive discretion to determine the date of the occurence of the Termination of Employment Event.

Notifications

Securities Law Information

The Optionee is permitted to sell Shares acquired under the Option Plan through the designated broker appointed under the Option Plan, if any, provided the resale of Shares acquired under the Plan takes place outside Canada through the facilities of a stock exchange on which the Shares are listed. The Shares are currently listed on the New York Stock Exchange.

CZECH REPUBLIC

Notifications

Exchange Control Information

You may be requested by the Czech National Bank to fulfill certain reporting requirements in relation to the Options and the Shares acquired under the Option Plan.

CYPRUS

There are no country-specific terms and conditions or notifications.

FRANCE

Terms and Conditions

Consent to Receive Information in English

By accepting the Options, the Optionee confirms having read and understood the Option Plan and Agreement, including all terms and conditions included therein, which were provided in the English language. The Optionee accepts the terms of those documents accordingly.

En acceptant ces Options, le Titulaire de l’Option confirme avoir lu et compris le Plan d’Option et le Contrat y relatifs, incluant tous leurs termes et conditions, qui ont été transmis en langue anglaise. Le Titulaire de l’Option accepte les dispositions de ces documents en connaissance de cause.

Notifications

Exchange Control Information

The Optionee acknowledges and understands that the Optionee may hold Shares acquired under the Option Plan outside of France, provided that the Optionee declares all foreign accounts, whether open, current, or closed, in the Optionee’s income tax return.

GERMANY

Notifications

Exchange Control Information

Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank. The Optionee is responsible for completing the appropriate report.

ISRAEL

Terms and Conditions

Definitions

The following provision replaces Article 1 of the Agreement:

In the Agreement (including this Appendix), the same definitions apply as indicated in the Option Plan and/or the Israeli Appendix. Any interpretation of the Agreement will be made in accordance with the Option Plan and the Israeli Appendix; however, in the event there is any contradiction between the provisions of the Agreement and the Option Plan and/or the Israeli Appendix, the provisions of the Option Plan and/or the Israeli Appendix will prevail. As also set forth in the Israeli Appendix, in the event there is any contradiction between the provisions of the Option Plan and the Israeli Appendix, the provisions of the Israeli Appendix will prevail.

Grant of Option

The following provision supplements Article 2 of the Agreement:

The Options are intended to be Approved Section 102 Options. The Optionee hereby acknowledges that the Optionee is familiar with the provisions of Section 102 and the regulations and rules promulgated thereunder, including without limitations the type of Options granted to the Optionee hereunder and the tax implications applicable to such grant. The Optionee accepts the provisions of the trust agreement signed between the Company and the Trustee, which has been provided to the Optionee, and agrees to be bound by its terms. The Options are subject to the terms, definitions and provisions of the Agreement, the Option Plan and the Israeli Appendix.

Payment and Delivery

The following provision supplements Article 5 of the Agreement:

If the Shares are to be issued during the Holding Period, the Shares shall be allocated in the name of the Trustee and held in trust on the Optionee’s behalf by the Trustee. In the event that the Shares are to be issued after the expiration of the Holding Period, the Optionee may elect to have the Shares issued directly to him or her or in trust on the Optionee’s behalf to the Trustee.

The Optionee accepts and agrees that with respect to any Approved 102 Options granted to him, subject to the provisions of Section 102 of the Ordinance and any rules or regulation or orders or procedures promulgated thereunder, he shall not sell or release from trust any Shares received by him upon the exercise of an Approved 102 Option and/or any Share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, the Optionee is aware that if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to the Optionee and shall be borne by him/her.

Transferability

The following provision supplements Section 6.1 of the Agreement:

Any transfer of Options and the transfer of Shares to be issued to the Optionee upon exercise of the Options, shall be subject to the limitations set forth in the Option Plan, Israeli Appendix and in the Company’s Articles of Association and any shareholders’ agreement to which the holders of ordinary shares of the Company are bound.

Taxes, Costs

The following provision supplements Article 7 of the Agreement:

The Optionee will not be entitled to receive from the Company and/or the Trustee any Shares allocated or issued upon the exercise of his/her Options prior to the full payments of any Tax-Related Items. By signing the Agreement the Optionee is aware and agrees that any Tax-Related Items arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold any Tax-Related Items according to the requirements under the applicable laws, rules, and regulations, including withholding Tax-Related Items at source. Furthermore, the Optionee hereby accepts to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such Tax-Related Items or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

THE NETHERLANDS

Notifications

Insider Trading Information

The Optionee should be aware of the Dutch insider-trading rules, which may impact the sale of Shares acquired upon exercise of the Options. In particular, the Optionee may be prohibited from effectuating certain transactions if the Optionee has inside information about the Company.

Under Article 5:56 of the Dutch Financial Supervision Act, anyone who has “insider information” related to an issuing company is prohibited from effectuating a transaction in securities in or from the Netherlands. “Inside information” is defined as knowledge of specific information directly or indirectly relating to the issuing company or concerning the trade in securities issued by such company, which has not been made public and of which a public disclosure could have a significant effect on the share price or its financial derivatives. The insider could be any employee of the Company or a Subsidiary in the Netherlands who has inside information as described herein.

If the Optionee is uncertain whether the insider-trading rules apply to him, the Optionee should consult the Company’s insider-trading policy and his personal legal advisor.

UNITED KINGDOM

Terms and Conditions

Tax Requirements. The following provisions supplement Article 8 of the Agreement:

If payment or withholding of any income tax due is not made within 90 days of the event giving rise to the income tax liability or such other period specified in Section 222(1)(c) of the U.K. Income Tax (Earnings and Pensions) Act 2003 (the “Due Date”), the amount of any uncollected income tax shall (assuming the Optionee is not a director or executive officer of the Company (within the meaning of Section 13(k) of the U.S. Securities Exchange Act of 1934, as amended)), constitute a loan owed by the Optionee to the Optionee’s employer, effective on the Due Date. The Optionee agrees that the loan will bear interest at the then-current Her Majesty’s Revenue & Customs (“HMRC”) Official Rate, it will be immediately due and repayable, and the Company and/or the Optionee’s employer may recover it at any time thereafter by any of the means referred to in Article 8 of the Agreement. If the Optionee is a director or executive officer and income tax is not collected from or paid by him by the Due Date, the amount of any uncollected income tax will constitute a benefit to the Optionee on which additional income tax and national insurance contributions (“NICs”) will be payable. The Optionee will be responsible for reporting any income tax due on this additional benefit directly to HMRC under the self-assessment regime.

UNITED STATES OF AMERICA

Notifications

Tax Information

The Options are not an incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended.

Exchange Control Information

Under the Foreign Account Tax Compliance Act (“FATCA”), United States persons who hold Company Shares or rights to acquire Company Shares (i.e., Options) may be required to report certain information related to their holdings in Company Shares to the extent the aggregate value of the Shares exceeds certain thresholds (depending on the Optionee’s filing status) with the Optionee’s annual tax return. The Optionee is advised to consult with his or her personal tax or legal advisor regarding any FATCA reporting requirements with respect to the Options or any Shares acquired under the Option Plan.

In addition, United States persons who have signature or other authority over, or a financial interest in, bank, securities or other financial accounts outside of the United States (including a non-U.S. brokerage account holding the Company’s Shares or proceeds from the sale of Shares) must file a Foreign Bank and Financial Accounts Report (“FBAR”) with the United States Internal Revenue Service each calendar year in which the aggregate value of the accounts exceeds $10,000. The FBAR must be on file by June 30 of each calendar year for accounts held in the previous year which exceed the aggregate value.

Insider Trading Information

If the Optionee is aware of important inside information he must not sell Shares of the Company’s stock, whether acquired upon exercise of the Options or otherwise, before dissemination of the information to the public. Basically, “inside information” is information that is both very important (material) and non-public (not disclosed through press releases, newspaper articles or otherwise to the public which buys and sells securities). Whether information is material will depend on the specific circumstances. A general test is whether dissemination of the information to the public would be likely to affect the market price of the Company’s stock or would be likely to be considered important by people who are considering whether to buy or sell the Company’s stock. Certainly if the information makes the Optionee want to buy or sell, it would probably have the same effect on others. Material information may include projections, estimates or proposals.

If the Optionee is contemplating selling his stock and thinks he might have “inside information,” he must discuss the possible sale with the Company’s General Counsel. If, after this discussion, it is determined that the information is in fact inside information, the Optionee must wait to sell his stock until after the information has been made public.

If the Optionee is uncertain whether the insider-trading rules apply to him, the Optionee should consult the Company’s insider-trading policy and his personal legal advisor.